SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

February 1, 2005

SCITEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangle Building
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached to the Registrant’s Form 6-K, and incorporated by reference herein and furnished hereby, is a press release that was issued on February 1, 2005 by the Registrant’s majority-owned subsidiary Scitex Vision Ltd.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

February 1, 2005

NEWS RELEASE

For Immediate Release

Scitex Vision Forms Strategic Partnership with Beiren Group Corporation

Netanya, Israel, February 1, 2005 – Scitex Vision, a global leader in industrial digital printing announced that it has entered into a strategic partnership agreement with Beiren Group Corporation (Beiren), the largest printing machinery manufacturer in China. The agreement initially covers the manufacturing and assembly at Beiren of Scitex Vision’s entry-level super-wide format digital printing system, the Scitex Vision Grandjet Classic. The partnership also paves the way for potential joint product development and other manufacturing activities that combine analogue and digital technologies to create new opportunities for both companies’ customers.

Dov Ofer, President & CEO, Scitex Vision comments:  “We operate in a highly competitive market. In order to remain competitive and to retain our market-leading position we must constantly look to strengthen our product and service offering as well as developing our core technology and skills. Partnerships such as this are key to bringing new strengths to the company and achieving these aims.

“The alliance with Beiren demonstrates Scitex Vision’s commitment to the Chinese market in general and the super-wide format market in particular. The experience and capabilities of Beiren coupled with Scitex Vision’s digital technology know-how will create exciting new possibilities for our companies and customers alike. We could not have chosen a better partner.” added Dov Ofer.

Following the commercial success of Scitex Vision’s high-end products, and the need to expand its manufacturing capacity in Israel, the challenge was to find a partner that had all the essential skills, the high level quality standards (ISO certifications) and the production capacity to ensure a successful working relationship. As the partnership’s first joint venture Scitex Vision called upon Beiren’s expertise in building state-of-the-art manufacturing lines in Beiren’s facilities in Beijing for its Grandjet Classic systems. These new manufacturing lines are now operational and are a testament to the partnership, delivering the highest level of quality assurance possible, coupled with superior cost-effectiveness.

Mr. Lu Chang-An, General Manager, Beiren Group Corporation comments: “The partnership with Scitex Vision is an important step in Beiren’s strategy to expand its presence from the conventional to the digital world. We welcome our new partners and look forward to our road ahead.”

The Chinese market, where Scitex Vision already has a large installed-base, represents an exceptional potential for the company and the partnership with a strong company like Beiren will enable Scitex Vision to develop existing markets and penetrate new ones.

Beiren from their end see the partnership with Scitex Vision as an opportunity to enter the industrial digital printing world more rapidly and with the most experienced partner.

“Beiren is known as one of the leading design and manufacturing houses in China. Our technology and innovations are well known all over the world. We are convinced that our partnership with Beiren will enable us to offer to the industry even more cost-effective products, while successfully developing Scitex Vision brand awareness and competitiveness in China and the rest of Asia.” said Dov Ofer, President & CEO, Scitex Vision.

Dov Ofer concludes, “The partnership between the two companies brings together top class digital printing technology, analogue design and manufacturing skills.”

As part of the agreement, Beiren Group and Scitex Vision will participate in co-marketing activities, especially those intended to promote Scitex Vision’s products in China. The companies will be exhibiting their respective products at the upcoming China Print Trade show in Beijing from May 11-15, 2005.

About Beiren Group
Established in 1952, Beiren Group Corporation (Beiren for short) is the largest, most well-known printing-machinery manufacturing group in China, and is one of the 520 enterprises mainly fostered by the government, and also one of the 9 enterprises first listed on the security market in Hong Kong. The main products of the group are sheet-fed offset press, web-fed offset press and post-press packaging equipment. Among the main products, folio-sized one- and two-color sheet-fed offset press have a share of 60% in domestic market comparing with the same type of the machines. Beiren Group has become the leading enterprise in the industry due to possessing the 5 predominance of variety, quality, market share, production scale, and benefit in the competition in domestic market.

About Scitex Vision Ltd.
Scitex Vision is a leading developer, manufacturer and service provider of cutting-edge digital printing presses and consumables for industrial applications including wide format graphic arts, packaging and textile. Backed by global marketing and support networks, Scitex Vision is committed to continuously provide high-quality, flexible and cost-effective solutions to printing houses all over the world. The company owns a core technology based on Aprion’s patented drop-on-demand piezo inkjet print heads and water-based inks. Scitex Vision employs more than 500 employees worldwide with headquarters located in Netanya, Israel, and subsidiaries in Atlanta, USA and Brussels, Europe. The majority of the Company’s shares are owned by Scitex Corporation Ltd. The Company ‘sother principal shareholders include: Clal Industries and Investments Ltd., Discount Investment Corporation Ltd., Israel Infinity funds, Hapoalim Nechasim (Menayot) Ltd., CDI Technologies Ltd., TDA Capital funds, Toyo Ink Mfg. Co., Ltd., IBM Corporation and Hitachi Printing Solutions, Ltd.

Scitex and the Scitex logo are registered trademarks of Scitex Corporation Ltd. Scitex Vision and the Scitex Vision logo are trademarks of Scitex Vision Ltd.

To download a digital version of this press release, please use the following Internet address: http://www.scitexvision.com/ or www.bespoke-international.com

For further information, please contact:

Scitex Vision Ltd.	The Bespoke Agency
Joelle Inowlocki	Carlyn Samuel or Michael Reidy
Corporate Marketing Communications Manager	Tel: + 44 (0) 1737 215 200
Tel: + 972-9-8924766	Fax: +44 (0) 1737 358681
Mobile: + 972-524-745434	carlyn@bespoke.co.uk
E-mail: joelle_inowlocki@scitexvision.com	michael@bespoke.co.uk
www.scitexvision.com	www.bespoke-international.com
Scitex Vision Asia Pacific
Karen Kam	BEIREN Group
Marketing Manager - Asia Pacific	Name
Tel: +852 2187 7233	Title
Fax: + 852 2187 2218	Tel:
Email: karen_kam@scitexvision.com	Mobile:
www.scitexvision.com	E-mail:
Web site URL